Filed by Herman Miller, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Knoll, Inc.
Registration No.: 333-256401
Date: June 21, 2021

[The following is a leadership announcement distributed by Herman Miller, Inc. to its employees on June 18, 2021.]

Herman Miller + Knoll Leadership Announcement

Hi everyone,

Today marks an important milestone in our journey to bring Herman Miller and Knoll together, as I’m sending our first shared message to all our people, everywhere. While there is much to be excited about as we look ahead, we also know there will be many questions as we continue to plan for our combined future. As has been the case throughout this journey, we are committed to keeping you informed and sharing what we know.

When we first announced our plans to bring Herman Miller and Knoll together, we expected the transaction would be finalized in the third quarter of 2021. We now expect to be on the early end of that timeline. We have achieved US antitrust clearance and both companies will be holding shareholder meetings on July 13, 2021, to obtain the shareholder votes required to approve the transaction. Assuming everything goes as hoped, the deal should close about a week after those meetings.

One of my top priorities has been to ensure we have the organizational structure and operating model for our new company (which we’re referring to by the project name “NewCo” for the time being) in place as we come together post-close. I’m writing today to share this vision in hopes that it will provide some clarity as to how the leadership team of NewCo will be structured and how our teams will work with one another. I expect we will transition to this structure and operating model within 60 days of closing, so in some cases I’ll share interim reporting structures for Day One as well. I should also note, people who may be together in a team or function today might be in a different team or function in the new structure. We plan to engage the leaders named in this announcement and our collective HR teams to help refine the next level of organization design and will share that detail in the weeks following the deal closing.

As a combined company, NewCo will power the world’s most consequential design brands, and our operating model will allow us to lead from a strong position. Similar to Herman Miller and Knoll today, we will continue to support and grow our Contract and Retail businesses, as well as explore new ideas and business innovations. Like Herman Miller today, NewCo will also have global functional teams that serve the entire enterprise, including Manufacturing, Digital, Technology, Marketing, Strategy, Finance, Human Resources, and Legal. NewCo’s structure will ensure strong brand ownership designed to preserve and nurture the essence of the brands within our portfolio, which includes the Herman Miller and Knoll brands. To realize these aspirations, the organization will be led as follows:

Leadership of NewCo’s Commercial and Brand Organizations

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John Michael, President, Americas Contract. John will lead Contract Sales and Distribution for the Americas (North America, Latin America, and the Caribbean). His team will be responsible for the sales and distribution of our brands sold through the Contract Furnishing channel, including both the Herman Miller and Knoll brands. The teams focused on shared commercial services across our global Contract business, which includes Sales Operations, Sales Enablement, and Global Accounts, will dual-report to the leader of International Contract and John. On Day One, the team that currently reports to John will continue to report to him, along with Paige Roberts and her team at Knoll.

●	Chris Baldwin, Group President, NewCo. As Group President of NewCo, Chris will have three primary areas of responsibility.

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The first is ownership for the global Knoll Brand and Product organization. With this in mind, Alana Stevens and the teams responsible for the Knoll brand, along with the team currently reporting to David Bright, will report to Chris on Day One.

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The second is responsibility for the brands in our combined portfolio that serve a separate customer segment. This includes the teams at Muuto, led by Anders Cleemann; Holly Hunt, led by Marc Szafran; Geiger, led by Kevin McVey; DatesWeiser, led by Rob Walsh; KnollTextiles, led by Enrico Colzani; Edelman Leather, led by Mark Skerik; Maharam, led by Tony Manzari; and SpinneybeckǀFilzFelt, led by Roger Wall. Each of the organizations noted above will report to Chris effective Day One under their current leaders.

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Third, Chris will have overall responsibility for our International Contract business, including both the Herman Miller and Knoll brands. As Jeremy Hocking, President of Herman Miller’s International Contract business, prepares to retire in early August, his to-be-named successor will report to Chris and will lead International Sales and Distribution as a member of the NewCo leadership team. On Day One, Jeremy’s current direct reports will shift their reporting to the new leader of International Contract. This group includes the Herman Miller Contract Sales and Distribution teams in Europe (led by Emmanuel Delvaux) and Asia Pacific, Middle East, and Africa (led by Kartik Shethia), along with the International Channel Development Team (led by Dominik Ramminger). CBS (led by Andy Humphreys), naughtone (led by Nadean McNaught), and Maars Living Walls (led by Menno DeVries) will also report to this new leader, as will the Knoll team led by Demetrio Apolloni. The leaders of all these groups will work alongside Jeremy and Chris to ensure a smooth transition post-close.

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Debbie Propst, President, Retail. Debbie will lead NewCo’s global Retail and Wholesale businesses across the Herman Miller, Knoll, Design Within Reach, and Fully brands. Debbie will also have global responsibility for the HAY brand, led by Henry Jones, across the retail and contract channels. David Kahl and his team at Fully and the Knoll team currently reporting to Esohe Omoruyi will also report to Debbie on Day One.

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Ben Watson, Herman Miller Brand President and Chief Product Officer. In this role, Ben will have two primary areas of responsibility. Similar to the team Chris Baldwin will lead for the Knoll brand globally, Ben will lead the Global Herman Miller Brand and Product organization, which includes Creative Direction, Product Design, Product Management, and Brand/Product Marketing for the Herman Miller brand globally. Ben will also lead the NewCo Product Organization, which will include Product Development, Product Innovation, and Sustainability. The NewCo Product Organization will serve as a resource for the entire enterprise, with primary emphasis on product development for the Herman Miller and Knoll brands globally. Effective Day One, the teams that currently report to Ben will continue to report to him, and Steven Kleis and his team at Knoll will join Ben’s organization.

While Jeremy Hocking’s retirement date isn’t for a few more weeks, I’d like to take this opportunity to extend special thanks to him, for an incredible 37-year career with Herman Miller. I know I speak for everyone at Herman Miller in wishing him the very best in his retirement.

Leadership of Global Functions

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Ben Groom, Chief Digital Officer. As he does today for Herman Miller, Ben will lead eCommerce, Data and Analytics, Digital Design, Digital Engineering, Digital Production, and Digital Products across NewCo. We do not anticipate any changes to Ben’s existing team on Day One.

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Jen Nicol, Chief People Officer. Jen will join Herman Miller later this month and will lead NewCo’s combined Human Resources and Diversity, Equity, and Inclusion teams. The Knoll team currently reporting to Roxanne Klein will report to Jen effective Day One.

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Tim Straker, Chief Marketing Officer. Tim will continue in his current role at Herman Miller leading global Marketing, Creative, Showrooms, and Communications for NewCo. In addition, he will lead Corporate Marketing for NewCo, along with matrixed responsibility for brand and product marketing across all NewCo’s brands in partnership with the individual brand leaders.

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Jeff Stutz, Chief Financial Officer. Jeff will lead the integrated Finance organization for NewCo, along with an integrated global Real Estate team. The team at Knoll currently reporting to Charles Rayfield will report directly to Jeff on Day One.

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Richard Scott, Chief Global Manufacturing and Operations Officer. Richard will lead global Manufacturing and Operations for NewCo. In addition to his current team, on Day One he will also assume responsibility for the Operations teams that support the Knoll brand. In this expanded role, Richard remains a member of the leadership team of NewCo and will report to Jeff Kurburski, who will play an important role going forward in defining and leading the systems integration efforts that are so critical to manufacturing and operations across the globe.

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Jeff Kurburski, Chief Technology Officer. As he does today for Herman Miller, Jeff will lead Technology, ERP Platforms, Digital Platforms for our employees and contract dealers, Cyber Security, and Technology Innovation for NewCo, as well as the integration between technology, operations, and manufacturing noted above. The team at Knoll currently reporting to Usman Waheed will report to Jeff on Day One.

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Megan Lyon, Chief Strategy Officer. Megan will continue in her role leading the Enterprise Strategy team for NewCo along with the Global Insights and New Business Innovation, Enterprise PMO, and M&A teams. Megan will also assume responsibility for our enterprise portfolio strategy, working in close partnership with the Product teams across the business to optimize the product portfolio across the family of brands globally. Megan’s current team will continue to report to her, and Michael Arlotto will join her team on Day One.

●	Jackie Rice, General Counsel. Jackie will lead the integrated global Legal, Compliance, and Employee Relations teams of NewCo. The Legal teams across NewCo will report to Jackie effective Day One.

In addition to the NewCo leadership team, Kevin Veltman will continue to report to me as the Integration Lead, serving as the day-to-day lead on our ongoing integration efforts. In this role, Kevin serves as an adjunct member of the NewCo leadership team, keeping our teams focused on critical activities and milestones as we move forward.

You can find an organization chart that summarizes these changes here.

While the accelerated timeline to deal close means we can more quickly move on to the important work of bringing our organizations together, there are many decisions still to be made and we still have a lot of work to do. I have great confidence in this leadership team and know they will come together to continue the critical work of designing a strong operating model that will support our future ambitions and create exciting opportunities for everyone at NewCo. We will continue to share details and decisions as they are made. In the meantime, I’m asking all current leaders to reach out your teams to confirm and clarify any reporting line changes that will impact them on Day One.

With these changes, several members of the Knoll team will leave the organization after Day One, according to timing determined by Knoll. These team members include Charles Rayfield, Michael Pollner, Esohe Omoruyi, Benjamin Pardo, Roxanne Klein, Usman Waheed, and David Bright. All have been valued team members, colleagues, and friends to the Knoll team and I want to be sure to acknowledge their many years of service to the organization and thank them for their contributions and continued support for the ongoing integration efforts. I hope you’ll join me in extending thanks and well wishes.

And as previously announced, Andrew Cogan, Chairman and CEO of Knoll, will depart Knoll once the deal closes. I’ve had the pleasure of working closely with and getting to know Andrew over these past few months, and I am extremely grateful to him for his partnership and enthusiasm for bringing Knoll and Herman Miller together. He leaves an incredible legacy and I’m sure I speak for everyone in wishing him all the best as he moves on to his next chapter.

I’d also like to thank the many people who have been involved in our integration efforts. There is a great deal of work underway to create the plans that will enable us to integrate our systems and processes and establish the next level of organizational design. We will send a communication in the next few weeks to share an overview of those efforts so everyone has a better idea of our collective accomplishments, as well as the integration efforts that are still to come over the next few months. Our closing date might feel like the end of the journey, but it’s really just the beginning.

Together we will transform and redefine our industry and create exciting new opportunities for our people around the world in the process. I’m look forward to working alongside all of you in this important work.

Andi

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Herman Miller, Inc.  (the “Company”) and Knoll, Inc. (“Knoll”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.  It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of the Company’s or Knoll’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of the Company or Knoll to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Knoll does business, or on the Company’s or Knoll’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of the Company to successfully integrate Knoll’s operations; the ability of the Company to implement its plans, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; general economic conditions; the availability and pricing of raw materials; the financial strength of our dealers and the financial strength of our customers; the success of newly-introduced products; the pace and level of government procurement; and the outcome of pending litigation or governmental audits or investigations. These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and definitive joint proxy statement/prospectus that were filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction.  While the risks presented here, and those presented in the registration statement and definitive joint proxy statement/prospectus, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s and Knoll’s respective periodic reports and other filings with the SEC, including the risk factors identified in the Company’s and Knoll’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Knoll undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, the Company filed with the SEC a registration statement on Form S-4 on May 24, 2021 (as amended on June 9, 2021) that includes a joint proxy statement of the Company and Knoll and that also constitutes a prospectus of the Company.  On June 11, 2021, the registration statement was declared effective by the SEC and the Company and Knoll each filed the definitive joint proxy statement/prospectus in connection with the proposed transaction with the SEC.  the Company and Knoll commenced mailing the definitive joint proxy statement/prospectus to stockholders of Knoll and shareholders of the Company on or about June 11, 2021.  Each of the Company and Knoll intends to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive joint proxy statement/prospectus or registration statement or any other document that the Company or Knoll may file with the SEC.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY  IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders are able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus and all other documents containing important information about the Company, Knoll and the proposed transaction, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by the Company may be obtained free of charge on the Company’s website at https://investors.hermanmiller.com/sec-filings or by contacting the Company’s Investor Relations department at investor@hermanmiller.com.  Copies of the documents filed with the SEC by Knoll may be obtained free of charge on Knoll’s website at https://knoll.gcs-web.com/sec-filings or by contacting Knoll’s Investor Relations department at Investor_Relations@knoll.com.

Participants in the Solicitation

The Company, Knoll and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2020 Annual Meeting of Shareholders, which was filed with the SEC on September 1, 2020, and the Company’s Annual Report on Form 10-K for the fiscal year ended May 30, 2020, which was filed with the SEC on July 28, 2020, as well as in a Form 8-K filed by the Company with the SEC on July 17, 2020.  Information about the directors and executive officers of Knoll, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Knoll’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2021, and Knoll’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 1, 2021.  Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available.  Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions.  You may obtain free copies of these documents from the Company or Knoll using the sources indicated above.